Exhibit 21.1

SUBSIDIARIES OF KNOBIAS, INC.

Name of Subsidiary	Jurisdiction of Organization

Knobias Holdings, Inc.	Delaware

Knobias.com, LLC (wholly owned by Knobias Holdings, Inc.)	Mississippi

Kollage, LLC (wholly owned by Knobias Holdings, Inc.)	Delaware